Exhibit 99.1

DRILLING CONFIRMS 500M (1,600FT) EXTENSION OF GOLD ZONE
AT GOLDEN GATE NORTH - HORSE HEAVEN USA

GOLD INTERCEPTS OVER 200M WIDTH, 500M LONG CONFIRMS GOLD ZONE
GOLD ASSAYS INCLUDE 324M (1,060ft) @ 0.5 G/T AU, 8.7M @ 1 G/T AU

HIGHLIGHTS

Gold assays returned from first three drill holes at Golden Gate North: Gold assay results from first three drill holes this season at Golden Gate North at the Horse Heaven Project in Idaho USA, comprising HH-GG26-031C, 032C and 039C.

Wide intercepts of almost continuous gold mineralisation: Gold mineralisation in drill hole assays extends from surface almost to the bottom of two drillholes, HH-GG26-031C & 032C, (Figure 1,2) with best gold intercepts:

HH-GG26-032C: 324 metres (1,060 ft) @ 0.49 g/t gold (Au) from surface, with best gold intervals of:

92.4 m (303 ft) @ 0.54 g/t Au from 215.7m downhole;

●	25.5 m @ 0.82 g/t Au from 190.2m;

●	8.7 m @ 1.05 g/t Au from 62.5m;

HH-GG26-031C: 322 metres (1,055 ft) @ 0.37 g/t Au from surface, with best gold interval of:

30.8m @ 0.88 g/t Au from 76.2m downhole;

including 5.7m @ 1.15 g/t Au from 140.1m.

HH-GG26-039C: 134.2 m (440 ft) @ 0.40 g/t Au from surface, with best gold intervals of:

●	51.7 m (170 ft) @ 0.53 g/t Au from 82.5m downhole.

Results confirm a mineralised gold zone over 500m (1,600ft) at Golden Gate North open-ended: Gold results in reported drillholes confirm 2025 drill results in HH-GG25-005C and 006C identifying significant gold mineralisation extending over a true length of at least 500 metres (1600ft), up to HH-GG26-039C. Mineralisation is open in both directions, and at least 200 metres (650ft) wide and a true depth of at least 300 metres (990ft) at Golden Gate North (Figures 1,2). Prior gold in soil sample results potentially extend mineralisation a further 500m northwards and also to the south (Figure 5). Drill results extend mineralisation down dip and support prior reported gold intercepts in a 2025 drill hole HH-GG25-006C from the same drill site, of:

o	15.6m @ 1.10 g/t Au from 166.7m and 133.7m @ 0.55g/t Au from 376.5m (see ASX announcement 17 February 2026).

Further gold drill results awaited immediately to the north to define gold mineralisation: Assays pending with incomplete results for gold in drill holes at both Golden Gate North and South.

Results anticipated soon on tungsten mineralisation at Golden Gate.

Resolution Minerals Ltd (ASX: RML; NASDAQ: RML) (“Resolution” or the “Company”) is pleased to report gold assays from three drill holes at Golden Gate North, confirming a significant gold mineralised zone at RML’s 100% owned Horse Heaven Antimony-Tungsten-Gold-Silver Project (“Horse Heaven”), Idaho, USA. The results confirm and extend the gold mineralised zone over a true length of at least 500 metres (1,600ft), open ended to the NE and SW a further 500m, and at least 200 metres (650ft) wide and open at depth for at least 300 metres (990ft) at Golden Gate North (Figure 1, 2). Gold assay results reported are from the first two fanned drill holes this season at Golden Gate North, HH-GG26-031C and 032C, mineralised with gold from surface. Results support prior reported gold intercepts in drill hole HH-GG26-006C (Figure 2,3). HH-GG26-039C is almost 500m further north of the other two drillholes.

Best gold grade intercepts from drill holes HH-GG26-031C and 032C include:

Drill hole HH-GG26-031C: 324 metres (1,060 ft) @ 0.49 g/t Au from surface to 324m with best intervals:

8.2 m @ 0.50 g/t gold (Au) from 15.4m downhole;

Including: 1.0m @ 1.11 g/t Au from 15.4m

Including: 1.0m @ 1.00g/t Au from 22.66m

4.8m @ 0.75 g/t Au from 71.4m

30.8m @ 0.88 g/t Au from 76.2m

Including: 5.7m @ 1.15 g/t Au from 140.1m

Including: 2.0m @ 1.65g/t Au from 149.35m

Drill hole HH-GG26-032C: 322 metres (1,055ft) @ 0.37 g/t Au from surface to 322m with best intervals:

31.5 m @ 0.24 g/t gold (Au) from surface;

Including: 3.9m @ 0.56 g/t Au from 11.2m downhole;

2.6m @ 0.70 g/t Au from 38.2m

8.65m @ 1.05 g/t Au from 62.5m downhole

Including: 2.55m @ 1.48 g/t Au from 63.5m

46.0m @ 0.40 g/t Au from 71.15m downhole

Including: 6.8m @ 0.69 g/t Au from 94.55m

Including: 4.4m @ 0.83 g/t Au from 95.6m

39.6m @ 0.55 g/t Au from 135.9m downhole

Including: 2.1m @ 1.37 g/t Au from 138.5m

Including: 7.1m @ 0.78 g/t Au from 155.55m

25.5m @ 0.82 g/t Au from 190.2m downhole

Including: 1.0m @ 1.79 g/t Au from 195.3m

Including: 1.5m @ 1.37 g/t Au from 201.3m

92.4m @ 0.54 g/t Au from 215.65m downhole

Including: 6.95m @ 0.70 g/t Au from 223.3m

Including: 15.5m @ 0.87 g/t Au from 250.4m

Including: 1.5m @ 1.6 g/t Au from 256.6m

Including: 1.4m @ 1.2 g/t Au from 298.6m

6.1m @ 0.20 g/t Au from 318.2m downhole

619600
619800
620000
620200
4979400
4979200
4979000
4978800
4978600
N
Gold in soil anomaly continues for 500m to north
Open
200m
Gold Mineralised Zone
GG26-39
GG26-42
HH-GG25-007C
GG26-29
GG26-40
GG26-41
GG26-30
HH-GG25-004C
GG26-26
HH-GG25-002C
GG26-36
GG26-38
GG26-27
HH-GG25-003C
GG26-37
HH-GG25-001C
GG26-28
GG26-33
GG26-35
GG26-34
500m
Golden Gate Shear Zone (FW)
HH-GG25-006C
GG26-32
A
GG26-31
A'
Gold Mineralised Zone
HH-GG25-005C
Open
0
Meters
200
Golden Gate Shear Zone (HW)

Coeur d'Alene
100
Kilometers
Horse Heaven Project
Idaho, USA
2025 DDH Collar
2025 RC Hole
Historical DrillHole
Drill Hole Trace
Dril Hole g/t Au

RESOLUTION MINERALS

Horse Heaven

Idaho, USA

Golden Gate North Drill Program 2026

Figure 1: Resolution’s Golden Gate North – Location of drill holes 2026 and 2025 with reported drill hole gold assays for drill holes in 2026 and 2025 as histograms (red) and location of Cross section in Figure 2, with interpreted gold mineralised zone (Pale yellow) and interpreted fault/shear zones. Note the zone is open ended to NE and SW, with a gold-in-soil anomaly extending a further 500m to the north (see Figure 5).

 Best gold grade intercepts from drill hole HH-GG26-039C include:

Drill hole HH-GG26-039C: 134.2 m (440 ft) @ 0.40 g/t Au from surface to 134.2m with best intervals:

29.7m @ 0.43 g/t Au from 6.1m downhole

28.8m @ 0.3 6g/t Au from 42.7m;

51.7 m @ 0.53 g/t Au from 82.5m.

Drill hole HH-GG26-032C also contained a significant silver intercepts:

2.45m @ 28 g/t Ag (70.15 m – 72.6 m)

Results confirm and extend gold mineralisation from 2025 drilling at Golden Gate North

Results confirm 2025 drill results and extend the gold mineralised zone down dip of last season’s 2025 discovery drill holes, to a depth of 300m (990ft), at Golden Gate North, as reflected in previously reported drillholes HH-GG26-005C and 006C, as detailed below (see ASX announcement 2 December 2025 and 17 February 2026).

Significant gold mineralisation is open ended and extends over a length of at least 500 metres (1600ft) at least 200 metres (650ft) wide and at least 300 metres (990ft) deep at Golden Gate North (Figs. 1,2,3). Prior gold in soil sample results potentially extend mineralisation a further 500m northwards and a similar distance to the south (Figure 5).

Gold mineralisation is open down dip of the lowest drill intercepts at an elevation of 1650m (5400ft), 350 meters (1150ft) vertically below surface. The remaining drill holes to be returned from Golden Gate North from the assay laboratory were designed to infill the gaps in the drill information and will increase our confidence and knowledge of the gold-tungsten system at Golden Gate North.

Significant previously reported drill hole assays include:

HH-GG25-001C: 197.5m @ 1.26 g/t Au from 34.0m (open ended);

HH-GG25-002C: 265.2m @ 0.60 g/t Au from surface (open ended);

HH-GG25-003C: 253.0m @ 1.50 g/t Au from surface (open ended);

HH-GG25-004C: 240.8m @ 0.64 g/t Au from surface (open ended);

HH-GG25-005C: 283.5m @ 0.36 g/t Au from surface (open ended);

HH-GG25-006C: 103.5m @ 0.37/t Au from surface

15.6m @ 1.10 g/t Au from 166.7m

133.7m @ 0.55g/t Au from 376.5m (open ended); and

HH-GG25-007C: 207.2m @ 0.42 g/t Au from surface.

(see ASX announcement 2 December 2025 and 17 February 2026).

All reported intervals are downhole lengths and do not necessarily represent true widths.

A
A'
2000
1950
1900
1850
1800
1750
1700
1650
1600
Gold Mineralised Zone
103.48m @ 0.37g/t Au
HHGG25-006C (from 0m)
30.8m @ 0.88 g/t Au
Incl: 5.7m @ 1.15 g/t Au
HHGG26-031C (from 76m)
300m
15.61m @ 1.10g/t Au
HHGG25-006C (from 166m)
8.65m @ 1.05 g/t Au
HHGG26-032C (from 62m)
133.65m @ 0.56g/t Au
HHGG25-006C (from 376m)
39.6m @ 0.55 g/t Au (from 136m)
25.5m @ 0.82 g/t Au (from 190m)
92.4m @ 0.54 g/t Au (from 215m)
HHGG26-032C
Open
HH-GG25-006C
200m
Gold Mineralised Zone
HH-GG26-032C
324m @ 0.49 g/t Au
HHGG26-032C (from surface)
322m @ 0.37 g/t Au
HHGG26-031C (from surface)
0
50
Meters
Open
HH-GG26-031C
Cross Section Thickness 100m (+/- 50m)
Cross Section Viewing 10⁰ (N)
Coeur d'Alene
100
Kilometers
Horse Heaven Project
Idaho, USA
Drill Hole Collar
End of Hole
Drill Hole Au g/t
RESOLUTION MINERALS
Horse Heaven
Idaho, USA
Golden Gate - Drilling 2026
Cross Section HH-GG26-031C & 32C

Figure 2: Resolution’s Golden Gate North – Cross section of two reported drill holes with gold assays as histograms in red, overlain on 2025 drillhole HHGG25-006, with significant gold intervals and interpreted gold mineralised zone. Location of cross section is on Figures 1,5.

Results indicate an extension of gold mineralisation between Golden Gate North and South

Results indicate a potential extension of the gold mineralised zone at Golden Gate North towards the new gold discovery at Golden Gate South, more than 2000 metres (6500ft) further south as indicated in the gold-in-soil anomaly (Figure 5). This 2026 season’s drilling intercepted wide zones of gold mineralisation downhole at Golden gate South, including the following previously reported intercepts (see ASX announcement 24 August 2026 and 15 September 2026), including:

Drill hole HH-GG26-006C: 3.77 metres @ 1.53 g/t Au from 298.8m downhole;

Including: 1.29m @ 4.01 g/t Au from 298.8m.

Drill hole HH-GG26-005C: 10.2 m @ 1.83 g/t Au from 58.05m downhole

Including: 3.9 m @ 3.19 g/t Au from 58.05m downhole;

Drill hole HH-GG26-003C: 305.7 metres @ 0.64 g/t Au from surface;

Including: 17.25m @ 1.19g/t Au from 264.85m downhole;

Drill hole HH-GG26-002C: 32.6m @ 0.49 g/t Au from surface; and

87.9m @ 0.52 g/t Au from 48.97m-136.84 m downhole

Drill hole HH-GG26-001C: 49.5m @ 0.58 g/t Au from surface.

Craig Lindsay, Resolution’s CEO of US Operations, stated: “The assay results continue to strengthen a major zone of gold mineralisation at Golden Gate North. Additional results are pending from both Golden Gate South and Golden Gate North, which may better define the dimensions of the gold mineralised zones and will increase our confidence of last year’s gold discovery. The gold story continues to grow rapidly at Golden Gate, in what is developing into a large gold system. On a parallel basis, we are advancing our understanding of the tungsten opportunity at Golden Gate, and we expect to be releasing tungsten assays shortly.”

Objectives of the 2026 Drill Program

The objective of RML’s large 2026 Golden Gate Drill Program was to target and define the scale and extent of tungsten and gold mineralisation at Golden Gate. The 2026 drill program was recently completed, with 42 diamond core holes drilled for 12,236m (40,144 ft) Golden Gate Horse Heaven Project. Drilling was undertaken at Golden Gate North and Golden Gate South (located approximately 2km south of Golden Gate North and a target that has not been the subject of prior drilling). The average hole depth is drilled in the program was approximately 290m. Golden Gate is located within RML’s Horse Heaven Antimony-Tungsten-Gold-Silver Project in Idaho, USA, immediately adjacent to the recently permitted Perpetua Resources’ Stibnite Gold Project. Drilling planned for 2027, which is currently being permitted, will be focused on testing a 2,000m corridor which connects Golden Gate North and South, testing open-ended mineralisation to the north of Golden Gate North and additional in-fill drilling.

Initial tungsten assays and further gold results awaited to define mineralisation

Assays are incomplete for over 32 drill holes that targeted a combination of both gold and tungsten mineralisation at Golden Gate North and Golden Gate South.

Geological Summary of Three Reported Drill holes from Golden Gate North

Two drill holes, Drill hole HH-GG26-031C and Drill hole HH-GG26-032C, were drilled as fan-holes from the same drill platform as a 2025 drill hole, Drill hole HH-GG25-06C at the southern end of a gold mineralised zone. Drill hole HH-GG26-039C was drilled at the northern end of a gold mineralised zone. All holes intersected variably sheared and faulted Cretaceous granodiorite of the Idaho Batholith. Alteration is widespread and consists principally of weak to strong silicification and sericite-pyrite alteration of mafic minerals, and sericite-clay alteration of feldspars. Pyrite occurs as a replacement of primary minerals and within quartz-pyrite veins and shear seams. Vein density and pyrite content generally increase within the more intensely deformed and silicified intervals, supporting the interpretation that the Golden Gate Shear Zone provided a pathway for hydrothermal fluids. Gold mineralisation appears to be present with arsenopyrite and pyrite in quartz veins and in gouge shear zones in each drill hole. Anomalous silver assays appear to be associated with base metals.

Drill hole HH-GG26-031C intersected zones of strong silicification with sericite and mafics altered to sericite with pyrite until 345.5m below which altered to sericite only through the end of the hole. Pyrite concentration is 1-2% for most of the hole. Shearing evident until 249m then decreases. Elevated pyrite content is associated with stronger shearing with an example at 246.5-249m of pyrite concentration up to3% until 249m.

Drill hole HH-GG26-032C intersected variable with mafics altered to white mica +sericite and feldspars variably alter to sericite with clay concentrated in fault zones+ small structures. Weak to moderate shearing/faulting 83 m - 86 m and 93 m -98 m with a Fault Breccia from 221.2 m – 222.9 m with 1-2% pyrite + arsenopyrite at 251-253.5m and 315-333m.

Drill hole HH-GG26-039C intersected repeated brecciated zones, less than 1m wide, with abundant iron oxides +clay rich matrix to 85m depth. Following this, more silicification without oxidation and appears mineralised until 162m depth where an andesite dyke is present. Below this, alteration changes to weak sericite alteration.

All reported intervals are downhole lengths and do not necessarily represent true widths. The presence of alteration, silicification, quartz veining and visible pyrite is based on geological observations and does not indicate economic mineralisation.

619400
619600
619800
620000
4979200
4979000
4978800
4978600
N
GG26-39
GG26-42
134.2m @ 0.4 g/t Au
HHGG26-039C (from 0m)
207.2m @ 0.42 g/t Au
HHGG25-007C (from 0m)
GG26-29
HHGG25-007C
Awaiting Results:
HHGG26-029C
HHGG26-030C
HHGG26-033C
HHGG26-035C
HHGG26-036C
HHGG26-037C
HHGG26-038C
HHGG26-040C
HHGG26-041C
HHGG26-042C
HHGG26-043C
HHGG26-044C
HHGG26-045C
GG26-40
GG26-30
GG26-41
GG26-43
GG26-36
GG26-38
GG26-37
GG26-45
GG26-33
GG26-44
GG26-35
197.5m @ 1.26 g/t Au
HHGG25-001C (from 0m)
39.6m @ 0.55 g/t Au (from 136m)
25.5m @ 0.82 g/t Au (from 190m)
92.4m @ 0.54 g/t Au (from 215m)
HHGG26-032C
8.65m @ 1.05 g/t Au
HHGG26-032C (from 62m)
HHGG25-006C
A
A'
GG26-31
GG26-32
15.61m @ 1.10g/t Au
HHGG25-006C (from 166m)
30.8m @ 0.88 g/t Au
Incl: 5.7m @ 1.15 g/t Au
HHGG26-031C (from 76m)
HHGG25-005C
0
Meters
200
283.5m @ 0.36 g/t Au
HHGG25-005C (from 0m)
Coeur d'Alene
100
Kilometers
Horse Heaven Project
Idaho, USA
2026 DDH Collar
2025 DDH Collar
2025 RC Hole
Historical DrillHole
Drill Hole Trace
Dril Hole g/t Au

**RESOLUTIONMINERALS**

**Horse Heaven**

Idaho, USA

**Golden Gate North**
**Drill Program 2026**

Figure 3: Resolution’s Golden Gate North – Location of drill holes 2026 with reported drill hole gold assays for drill holes in 2026 and 2025 as histograms (red) and location of Cross section in Figure 2.

134.2m @ 0.4 g/t Au
HHGG26-039C (from surface)
207.2m @ 0.42 g/t Au
HHGG25-007C (from surface)
N
619600
619800
620000
620200
4979400
4979200
4979000
4978800
4978600
GG26-39
GG26-42
HH-GG25-007C
GG26-40
GG26-41
HH-GG25-004C
GG26-26
HH-GG25-002C
GG26-36
HH-GG25-003C
GG26-38
GG26-37
GG26-27
HH-GG25-001C
GG26-28
GG26-33
GG26-35
GG26-34
GG26-32
HH-GG25-006C
GG26-31
GG26-29
GG26-30
HH-GG25-005C
Golden Gate Shear Zone (FW)
Golden Gate Shear Zone (HW)
Interpreted Geology
Andesite
QFP
Silicic Breccia
Silicification
324m @ 0.49 g/t Au
Incl: 8.65m @ 1.05 g/t Au
HHGG26-032C (from surface)
322m @ 0.37 g/t Au
Incl: 5.7m @ 1.15 g/t Au
HHGG26-031C (from surface)
133m @ 0.55g/t Au HHGG25-006C (from 166m)
283.5m @ 0.36 g/t Au
HHGG25-005C (from 0m)
0
Meters
200
Coeur d'Alene
100
Kilometers
Horse Heaven Project
Idaho, USA
2026 DDH Collar
2025 DDH Collar
2025 RC Hole
Historical DrillHole
RESOLUTION MINERALS
Horse Heaven
Idaho, USA
Golden Gate North
Drill Program 2026

Figure 4: Resolution’s Golden Gate North – Location of drill holes for 2026 (black) and drill holes for 2025 (green) over interpreted geology.

Gold in soil anomaly continues for 500m to north of current drilling

619000
620000
621000
Colour Contoured Au ppm in Soils
0.4572
0.2999
0.2223
0.1829
0.1569
0.1359
0.1196
0.1064
0.0951
0.0853
0.0767
0 Meters 500
N
Open
Open
4979000
4978000
77000
Golden Gate North
Golden Gate South
Golden Gate Shear Zone (FW)
Golden Gate Shear Zone (HW)
Vibika Shear
A
A'
GOLDEN HILL
Horse Heaven Project
Coeur d'Alene
100 Kms
Boise
Idaho State
2026 DDH Collar
2025 RC Drill Hole
2025 DDH Collar
Fault
Shear Zone
Silicification
Soils Samples 2021
> 0.50
0.10 - 0.50
0.05 - 0.10
0.02 - 0.05
< 0.02
RESOLUTION MINERALS
Golden Gate Area
Horse Heaven Project
Gold in Soil Anomalies + 2026 Drill Holes

Figure 5: Resolution’s Golden Gate within the Horse Heaven Project – Coloured gold results in soil samples demonstrate the potentially mineralised package of rocks. Location of drill holes overlain on gold-in-soil-samples with the location of Cross section in Figure 2. Gold-in-soil-samples emphasises the continuity of gold mineralisation between Golden Gate South and Golden Gate North and between drilled areas (from ASX announcement 11 June 2025).

YELLOW PINE
HORSE HEAVEN
Golden Gate
Antimony Ridge
Perpetua Resources Stibnite Gold Antimony Deposits
0 Kms 2
IDAHO
RML RESOLUTION MINERALS LTD
HORSE HEAVEN PROJECT
Gold | Antimony
STIBNITE GOLD PROJECT
PERPETUA RESOURCES PPTA.NAS
Market Cap ~A$2 billion
Johnson Ck. Airport
LEGEND
RML Tenement
IDAHO
USA
Kilometres
NAD 1983, UTM Z11N
4980000mN
Stibnite Road
622600mE
N
Golden Gate North - Gold
Golden Gate North - Tungsten
BOISE NATIONAL FOREST
Golden Gate South - Gold
Golden Gate South - Tungsten
Antimony Ridge
Johnson Creek
Johnson Creek Mill and Stockpiles
619000mE
1,000m
4975000mN

Figure 6: Resolution’s Horse Heaven Antimony-Tungsten-Gold-Silver Project

Next Steps

Resolution is completing the processing of drill results from the 2026, with a further 32 holes to be released. On a parallel basis, permitting for the planned 2027 exploration program at both Antimony Ridge and Golden Gate are progressing rapidly, with various field studies nearing completion to feed into the Environmental Assessment process. Additionally, progress is being made on developing a plan to process existing tungsten stockpiles, and ongoing metallurgical testing is advancing.

Authorised for release by the Board of Resolution Minerals Ltd.

For further information, please contact:

Aharon Zaetz Executive Director Resolution Minerals Ltd M: +61 424 743 098 ari@resolutionminerals.com	Jane Morgan Investor Relations Jane Morgan Management M: +61 405 555 618 jm@janemorganmanagement.com.au

Competent Person’s Statement

The information in this report that relates to exploration results relating to metallurgy, is based on and fairly represents information reviewed and compiled by Mr Ross Brown BSc (Hons), M AusIMM, Principal Geologist/director of exploration consulting firm, Riviere Minerals Pty. Ltd, who is a Member of the Australasian Institute of Mining and Metallurgy. Mr Brown has sufficient experience, which is relevant to the exploration activities, style of mineralisation and types of deposits under consideration, and to the activity which has been undertaken, to qualify as a Competent Person as defined in the 2012 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Riviere Minerals is consulting to Resolutions Minerals Limited and consents to the inclusion in this announcement of the matters based on their information in the form and context in which it appears.

JORC cross references

The Company confirms it is not aware of any new information or data that materially affects the information cross referenced in this announcement and further to “Agreement to Acquire Major US Antimony Project and Placement” on 11 June 2025, “Drilling to Expand Footprint at Horse Heaven” on 8 September 2025, “Exceptional Rock Chip and Soil Results from Antimony Ridge” on 15 September 2025, “Exceptional Rock Chip and Soil Results Update” on 24 September 2025, “Significant Gold Discovery at Horse Heaven Project” on 28 October 2025, “Significant Gold Discoveries Continue at Golden Gate” on 3 November 2025, “Golden Gate Discovery Grows with Multiple Gold Intercepts” on 2 December 2025, “Further Ultra High Grade Antimony and Silver Results” on 14 January 2026, “New Gold Discovery at Golden Gate South” on 9 February 2026, “Gold & Significant Tungsten Mineralisation in Drilling” on 17 February 2026, “Major Drilling Program Planned to Test Golden Gate Scale” on 18 March 2026, “Exceptional Tungsten Grade Identified in Stockpile Material” on 26 March 2026, “Antimony Ridge Model Shows Extensive Vein Swarms” on 10 April 2026, “Antimony Trioxide Produced from Antimony Ridge“ on 14 April 2026, “Tungsten Concentrates Produced from Golden Gate“ on 28 April 2026, ”Tungsten and Gold Drilling Underway and High Gold Recoveries” on 15 May 2026, and “First 2026 Gold and Tungsten Drilling Proving Encouraging” on 21 May 2026, “Drill Program Progressing Well at Horse Heaven” on 1 July2026 and clarified on 13 July 2026, “Major Gold Extension Confirmed at Golden Gate” on 24 August 2026 and “Latest Gold Assays Extend Golden Gate Mineralisation” on 15 September 2026 . The Company confirms that the form and context in which the Competent Person’s findings are presented have not been materially modified from the original announcements.

Forward Looking Statements

This announcement may contain forward-looking statements. These statements relate to the Company’s expectations, beliefs, intentions or strategies regarding the future. These statements can be identified by the use of words like “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “plan”, “project”, “will”, “should”, “seek” and similar words or expressions containing same. These forward-looking statements reflect the Company’s views and assumptions with respect to future events as of the date of this release and are subject to a variety of unpredictable risks, uncertainties, and other unknowns. Actual and future results and trends could differ materially from those set forth in such statements due to various factors, many of which are beyond our ability to control or predict. These include, but are not limited to, risks or uncertainties associated with the acquisition and divestment of projects, joint venture and other contractual risks, metal prices, exploration, development and operating risks, competition, production risks, sovereign risks, regulatory risks including environmental regulation and liability and potential title disputes, availability and terms of capital and general economic and business conditions.

Given these uncertainties, no one should place undue reliance on any forward-looking statements attributable to the Company, or any of its affiliates or persons acting on its behalf. Subject to any continuing obligations under applicable law, the Company disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements in this announcement to reflect any change in expectations in relation to any forward-looking statements or any change in events, conditions or circumstances on which any such statement is based.

Appendix A: Table 1: Reported Drill Hole Locations

Appendix B: Table 2: Drill Hole Gold Assays - HH-GG26-0031C and 032C
HH-GG26-0031C ASSAY RESULTS – Core HQ – Gold Results (Au-AA23) Ag (ME-ICP61)

HH-GG26-032C ASSAY RESULTS – Core HQ – Gold Results (Au-AA23) Ag (ME-ICP61)

HH-GG26-0039C ASSAY RESULTS – Core HQ – Gold Results (Au-AA23) Ag (ME-ICP61)

Appendix C: JORC Code, 2012 Edition

Section 1 Sampling Techniques and Data

(Criteria in this section apply to all succeeding sections.)

Criteria	JORC Code explanation	Commentary
Sampling techniques

●     Nature and quality of sampling (eg cut channels, random chips, or specific specialised industry standard measurement tools appropriate to the minerals under investigation, such as down hole gamma sondes, or handheld XRF instruments, etc). These examples should not be taken as limiting the broad meaning of sampling.

●     Include reference to measures taken to ensure sample representivity and the appropriate calibration of any measurement tools or systems used.

●     Aspects of the determination of mineralisation that are Material to the Public Report.

●     In cases where ‘industry standard’ work has been done this would be relatively simple (eg ‘reverse circulation drilling was used to obtain 1 m samples from which 3 kg was pulverised to produce a 30 g charge for fire assay’). In other cases more explanation may be required, such as where there is coarse gold that has inherent sampling problems. Unusual commodities or mineralisation types (eg submarine nodules) may warrant disclosure of detailed information.

●    This announcement provides an update of the Company’s 2026 drill program recently completed at its Horse Heaven Project in Idaho, USA, and contains exploration results of three drill holes with the ID reference HH-GG26-031C and HH-GG26-032C.

●     Reported exploration results (data) includes: drill hole type, drill hole location (UTM metric) and drill hole parameters (dip, azimuth, altitude and end of hole data); sample data; assay data; and geological data. Supporting data includes drill collar locations in UTM metric data, together with dip, azimuth, altitude and end of hole data.

●     Reported assay data is for gold.

●     Please note that the primary data of the core samples (start, finish, interval) were converted from imperial feet measurements to metric metres in this announcement. Note that the operating jurisdiction uses imperial measurement system.

●     The assay data is derived independent professional laboratory services company of submitted core samples from HH-GG26-031C, HH-GG26-032C and HH-GG26-039C.

●    HH-GG26-031C HH-GG26-032C and HH-GG26-039C are diamond core holes. Sample intervals are contiguous and range in length individually from 2.2ft to 5.2ft (averaging 4.5ft). The samples are half-cut core prepared by industry standard core cutting saw by qualified personnel.

●    Samples were taken for the majority of the hole depth except where rock voids were encountered.

●    Geological data is derived from detailed geological and geotechnical logging by qualified personnel.

●    Drill core sample assay results of the above-mentioned holes are included in this announcement.

●     References to mineralised intersects are included in this announcement.

Criteria	JORC Code explanation	Commentary
Drilling techniques	● Drill type (eg core, reverse circulation, open-hole hammer, rotary air blast, auger, Bangka, sonic, etc) and details (eg core diameter, triple or standard tube, depth of diamond tails, face-sampling bit or other type, whether core is oriented and if so, by what method, etc).

●    The Drilled Holes are diamond core drill holes that were drilled by Evolve Exploration Ltd using two Multipower MP1500 modular core rigs providing HQ diamond drill core.

●    The drill core is oriented. The core orientation method is conducted using the ACTxCore Orientation System.

Drill sample recovery

●    Method of recording and assessing core and chip sample recoveries and results assessed.

●    Measures taken to maximise sample recovery and ensure representative nature of the samples.

●     Whether a relationship exists between sample recovery and grade and whether sample bias may have occurred due to preferential loss/gain of fine/coarse material.

● Drill core recovery of the drilled holes have been consistently high (a function of the solid lithologies) approaching 100%. Lower core recovery rates are sometimes observed in fault zones, with the most significant losses usually occurring near the top of the drill hole, close to the collar, with core recoveries of approximately 50% recovery. This lower core recovery represents <1% of the total length of the drill hole.
Logging

●    Whether core and chip samples have been geologically and geotechnically logged to a level of detail to support appropriate Mineral Resource estimation, mining studies and metallurgical studies.

●    Whether logging is qualitative or quantitative in nature. Core (or costean, channel, etc) photography.

●     The total length and percentage of the relevant intersections logged.

●    Drill core was logged for lithology, alteration, mineralisation, structure (geotechnical) using oriented core to a level which has enabled preliminary interpretations relating to style of mineralisation, host and thickness. At this stage no Mineral Resource Estimates, mining studies or metallurgical studies are appropriate.

●    Drill core is also logged for RQD and Core recovery.

●    Drill core is then digitally photographed wet while whole after logging.

●    The logging, as described above is both quality and quantitative.

●    100% of the relevant intersections were logged as per above.

Criteria	JORC Code explanation	Commentary
Sub-sampling techniques and sample preparation

●     If core, whether cut or sawn and whether quarter, half or all core taken.

●     If non-core, whether riffled, tube sampled, rotary split, etc and whether sampled wet or dry.

●     For all sample types, the nature, quality and appropriateness of the sample preparation technique.

●     Quality control procedures adopted for all sub-sampling stages to maximise representivity of samples.

●    Measures taken to ensure that the sampling is representative of the in situ material collected, including for instance results for field duplicate/second-half sampling.

●    Whether sample sizes are appropriate to the grain size of the material being sampled.

●    The HQ core was halved using a diamond core saw and sampled on geological intervals approximating 0.2m to 1.5m in length. The smallest intervals selected to specifically target mineralised veins have used down to 0.2m intervals. The 1.5 metre interval is most commonly applied across the core.

●    Drill core was halved using an electric powered core saw by RML contract staff who maintain possession of the core at its Antimony Camp facility.

●    Half-cut core samples were bagged and tagged using bar-coded sample tags and were securely stored prior to shipment at the Antimony Camp facility.

●    Half cut core samples were transported by RML contractors under lock and key to ALS prep’ lab’ facility in Twin Falls, ID. No third-party shippers were involved in the shipping process; chain of custody forms were exchanged at ALS Minerals in Twin Falls and a copy kept on file. The remaining boxed cut core are kept at a secure locked facility at Antimony Camp, ID.

●    ALS Minerals Twin Falls prep’ lab’ logs in the samples using the sample tag bar codes provided. Samples were then crushed to 70% less than 2mm, rotary split off 250g, pulverise split to better than 85% passing 75 microns.

●    All samples were then shipped to ALS Minerals analytical laboratory in Vancouver, British Columbia.

Criteria	JORC Code explanation	Commentary
Quality of assay data and laboratory tests

●     The nature, quality and appropriateness of the assaying and laboratory procedures used and whether the technique is considered partial or total.

●    For geophysical tools, spectrometers, handheld XRF instruments, etc, the parameters used in determining the analysis including instrument make and model, reading times, calibrations factors applied and their derivation, etc.

●     Nature of quality control procedures adopted (eg standards, blanks, duplicates, external laboratory checks) and whether acceptable levels of accuracy (i.e. lack of bias) and precision have been established.

●    Gold was assayed by analytical method Au-AA23: Au by fire assay and AAS 30g nominal sample weight.

●    Silver (Ag) analysis was by analytical method ME-ICP61. Multielement analysis was by analytical method ME-ICP61: 34 elements by HF-HNO3-HClO4 acid digestion, HCl leach and ICP-AES. Quantitatively dissolves nearly all elements for the majority of geological materials. Only the most resistive minerals, such as Zircons, are only partially dissolved.

●    No geophysical tools, spectrometers, handheld XRF instruments, etc.. were used in the generation of the assay data.

●    Certified reference materials (CRM) from an ISO certified supplier were inserted randomly into the sample stream at a ratio of 2%. CRMs were obtained for Meg LLC of Reno, Nevada; two separate CRMs were used for gold: a low grade and high-grade standard.

●     Blank material was inserted randomly in the sample stream at a ratio of 2%. Blank material is commercially available pea-gravel that has been previously tested for gold concentrations.t.

●    Duplicates samples were collected by quarter cutting the core at randomly selected intervals. Two quarter-cut portions of core were sent for analysis; the remaining half is kept at a secure facility. Core intervals of poor recovery were not used for duplicate samples. Duplicate core samples were inserted into the sample stream at a ratio of 2%.

Criteria	JORC Code explanation	Commentary
Verification of sampling and assaying

●     The verification of significant intersections by either independent or alternative company personnel.

●     The use of twinned holes.

●     Documentation of primary data, data entry procedures, data verification, data storage (physical and electronic) protocols.

●    Discuss any adjustment to assay data.

●    No verification of the “significant intersections” has been completed to date by either independent or alternative company personnel. The company acknowledges the material nature of the results and is planning a program of select verification assays. Such were the immediacy of the results, these verifications were not possible prior to the release of the initial results.

●    The Company is confident that its sample security processes are adequate for the interim period.

●    The announcement details drill holes HH-GG26-031C and HH-GG26-032C. that were drilled on the same platform but were drilled with different directions and dips (Figure 3). By this HH-GG26-031C and HH-GG26-032C, and HH-GG25-006C are fanned holes. No holes are twinned (same collar, same azimuth, same dip). HH-GG26-039C was drilled about 500m north of HH-GG26-031C & HH-GG26-032C.

●     Sample results, certificates and results were sent via email to RML site contractors in Antimony Camp where results are analysed and interpreted.

●     No assay adjustments have been carried out.

Location of data points

●     Accuracy and quality of surveys used to locate drill holes (collar and down-hole surveys), trenches, mine workings and other locations used in Mineral Resource estimation.

●    Specification of the grid system used.

●   Quality and adequacy of topographic control.

● The locations of the Drilled Holes were achieved using handheld GPS programmed into the local coordinate system. The accuracy of the GPS is in line with best practice standards.

Criteria	JORC Code explanation	Commentary
Data spacing and distribution

●     Data spacing for reporting of Exploration Results.

●    Whether the data spacing and distribution is sufficient to establish the degree of geological and grade continuity appropriate for the Mineral Resource and Ore Reserve estimation procedure(s) and classifications applied.

●     Whether sample compositing has been applied.

●    The assay data spacing of HH-GG26-031C HH-GG26-032C and HH-GG26-039C, the length and frequency of each sample and the collective coverage of the drill holes are best practise in terms of hole sample representativeness.

●     In terms of geological data spacing associated with the Drilled Holes every metre of these holes was logged, with details of lithology, alteration, mineralisation recorded to sub-metre detail.

Orientation of data in relation to geological structure

●    Whether the orientation of sampling achieves unbiased sampling of possible structures and the extent to which this is known, considering the deposit type.

●     If the relationship between the drilling orientation and the orientation of key mineralised structures is considered to have introduced a sampling bias, this should be assessed and reported if material.

●    The Drilled Holes have a drill direction that is approaching perpendicular to the regional trend (lithologically and structurally) and also approaching perpendicular to the known mineralisation. The purpose of the Drilled Holes was to test the possible extension of known gold and tungsten mineralisation at surface at depth along strike from past drill holes and past surface sample results and to test the occurrence of gold in un-oxidised rocks at depth.

●   Cautionary Note: There is currently insufficient data pertaining to sampling orientation and the local-scale orientation of mineralisation to determine the true width of the gold intervals in these holes. Additional holes in all directions are required to determine whether the gold mineralisation is broadly pervasive or (to various degrees) spatially constrained. For example, if the gold mineralisation is broadly pervasive, then the gold intervals in this announcement are true widths. If the gold mineralisation is spatially constrained, then the gold intervals in this announcement are not true widths. Based in increasing data, the gold mineralisation is interpreted as being broadly pervasive in association with a structurally-controlled repeating host sequence of country-rock granites and fault breccias

Sample security	● The measures taken to ensure sample security.	● All drill core samples were delivered directly to RML’s geologists on site where they remain under direct supervision at a secure site.
Audits or reviews	● The results of any audits or reviews of sampling techniques and data.	● The competent person is unaware of the undertaking of audits or reviews for sampling technique and data, other than its own review.

Section 2 Reporting of Exploration Results

(Criteria listed in the preceding section also apply to this section.)

Criteria	JORC Code explanation	Commentary
Mineral tenement and land tenure status

●    Type, reference name/number, location and ownership including agreements or material issues with third parties such as joint ventures, partnerships, overriding royalties, native title interests, past sites, wilderness or national park and environmental settings.

●    The security of the tenure held at the time of reporting along with any known impediments to obtaining a licence to operate in the area.

●    This announcement refers to exploration results regarding drill core at Golden Gate, a project within the one larger project, Horse Heaven project in Idaho USA, comprising seven hundred and twenty-nine (729) U.S. Federal lode mining claims covering 14,580 acres and includes seven hundred and nineteen (719) mining claims and ten lode mining claims referred as the Oberbillig Group.

●    The competent person understands that the mining claims are all in good standing.

Exploration done by other parties	● Acknowledgment and appraisal of exploration by other parties.	● No exploration results reported in this announcement were performed by other parties.
Geology	● Deposit type, geological setting and style of mineralisation.

●    The project area is dominated by Cretaceous-aged granitic rocks relating to intrusive phases associated with the Atlanta Lobe of the Idaho Batholith. These largely granodiorite rocks have intruded Neoproterozoic-aged metasediments, comprising quartzites (which are dominant) calc-silicates, marble and black shale. The area and broader region is affected by broad regional folding and N-S, NNE-SSW, and NE-SW faults.

●    Gold, antimony, tungsten and silver mineralisation is associated with hydrothermally altered and fractured granodiorites.

Drillhole Information

●     A summary of all information material to the understanding of the exploration results including a tabulation of the following information for all Material drillholes:

o      easting and northing of the drillhole collar

o      elevation or RL (Reduced Level – elevation above sea level in metres) of the drillhole collar

o      dip and azimuth of the hole

o      down hole length and interception depth

o    hole length.

●    If the exclusion of this information is justified on the basis that the information is not Material and this exclusion does not detract from the understanding of the report, the Competent Person should clearly explain why this is the case.

● The drillhole information for the Drilled Holes is included in a table (Table1) with drill collar location data, altitude, dip, azimuth, and end of hole.

Criteria	JORC Code explanation	Commentary
Data aggregation methods

●    In reporting Exploration Results, weighting averaging techniques, maximum and/or minimum grade truncations (eg cutting of high grades) and cut-off grades are usually Material and should be stated.

●    Where aggregate intercepts incorporate short lengths of high-grade results and longer lengths of low-grade results, the procedure used for such aggregation should be stated and some typical examples of such aggregations should be shown in detail.

●    The assumptions used for any reporting of metal equivalent values should be clearly stated.

●    In reporting downhole gold intersections results of HH-GG26-031C, HH-GG26-032C and HH-GG26-039C no maximum and minimum truncations or cut off grades were used.

●    In reporting downhole gold intersections/intervals, assay results of HH-GG26-031C and HH-GG26-032C and HH-GG26-039C weighted averages were required due to the fact that sample lengths were variant (between 2.2ft and 5.2ft). The sample interval length was multiplied by the sample assay data then divided by the total length of the interval.

●    No metal equivalents were used in this announcement.

Relationship between mineralisation widths and intercept lengths

●    These relationships are particularly important in the reporting of Exploration Results.

●    If the geometry of the mineralisation with respect to the drillhole angle is known, its nature should be reported.

●    If it is not known and only the down hole lengths are reported, there should be a clear statement to this effect (eg ‘down hole length, true width not known’).

●    With reference to the Drilled Holes, these holes were drilled close to perpendicular across the prospect-scale orientation of the known mineralisation.

●    There is insufficient data pertaining to the gold mineralisation identified the Drilled Holes to allow conclusive statements concerning the sampling orientation and the local-scale orientation of mineralisation. Therefore the true width nature of the reported widths of the mineralisation is not known.

Criteria	JORC Code explanation	Commentary
Diagrams	● Appropriate maps and sections (with scales) and tabulations of intercepts should be included for any significant discovery being reported These should include, but not be limited to a plan view of drillhole collar locations and appropriate sectional views.

●    A drill hole location plan and cross section are provided with geolocation information (coordinates, northing and scale bar) showing the locations of the Drilled Holes. Legends are included within each figure (where appropriate) and when additional explanation is required, this is given to the figure caption.

●    A drill hole location plan and cross section are provided in this announcement to provide a sense of location of the hole in relation: to i) other drill holes; and ii) intersected mineralisation. The cross sections include a geological interpretation

Balanced reporting	● Where comprehensive reporting of all Exploration Results is not practicable, representative reporting of both low and high grades and/or widths should be practiced to avoid misleading reporting of Exploration Results.	● This announcement is considered to be fair and balanced with respect to the exploration results, being a drilling update.
Other substantive exploration data	● Other exploration data, if meaningful and material, should be reported including (but not limited to): geological observations; geophysical survey results; geochemical survey results; bulk samples – size and method of treatment; metallurgical test results; bulk density, groundwater, geotechnical and rock characteristics; potential deleterious or contaminating substances.	● There is no other material data associated with the Drilled Holes not mentioned in this announcement.
Further work

●    The nature and scale of planned further work (eg tests for lateral extensions or depth extensions or large-scale step-out drilling).

●    Diagrams clearly highlighting the areas of possible extensions, including the main geological interpretations and future drilling areas, provided this information is not commercially sensitive.

●    The Drilled Holes, subject of this announcement, are part of a large diamond core drill program of 42 holes for 12,236m (40,144 ft), which is now completed.

●    Drill hole results will be released on an ongoing basis.

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